================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 7)


                              PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE                 697933-10-9
---------------------------------------  ---------------------------------------
    (Title of class of securities)                    (CUSIP number)


                              LARRY D. HUNTER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                         HUGHES ELECTRONICS CORPORATION
                           2250 EAST IMPERIAL HIGHWAY
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 964-0700
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                DECEMBER 22, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                       (Continued on the following pages)
                              (Page 1 of 17 Pages)

================================================================================

----------------------------------------------------------------                 -------------------------------------------------
CUSIP No. 697933-10-9                                                 13D                              Page 2
----------------------------------------------------------------                 -------------------------------------------------
--------------- ------------------------------------------------ -----------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        General Motors Corporation
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  38-0572515
--------------- ------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [  ]
                                                                                                                         (B) [  ]
--------------- ------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- -------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- ------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
--------------- ---------------------------------------------------------------- -------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

----------------- -------------------------------------------------------------- -------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- -------------------------------------------------



                                       2

----------------------------------------------------------------                 -------------------------------------------------
CUSIP No. 697933-10-9                                                 13D                               Page 3
----------------------------------------------------------------                 -------------------------------------------------

--------------- ------------------------------------------------ -----------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Electronics Corporation
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  52-1106564
--------------- ------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                          (B) [ ]
--------------- ------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- -------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- ------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
--------------- ---------------------------------------------------------------- -------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          120,812,175
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     120,812,175

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  120,812,175

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.5%

----------------- -------------------------------------------------------------- -------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- -------------------------------------------------




                                       3

----------------------------------------------------------------                 -------------------------------------------------
CUSIP No. 697933-10-9                                                 13D                               Page 4
----------------------------------------------------------------                 -------------------------------------------------

--------------- ------------------------------------------------ -----------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3884435
--------------- ------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                          (B) [ ]
--------------- ------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- -------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- ------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
--------------- ---------------------------------------------------------------- -------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          14,477,240
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     14,477,240

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   14,477,240

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.6%

----------------- -------------------------------------------------------------- -------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- -------------------------------------------------




                                       4

----------------------------------------------------------------                 -------------------------------------------------
CUSIP No. 697933-10-9                                                  13D                             Page 5
----------------------------------------------------------------                 -------------------------------------------------

--------------- ------------------------------------------------ -----------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications Galaxy, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3456497
--------------- ------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                          (B) [ ]
--------------- ------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- -------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- ------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
--------------- ---------------------------------------------------------------- -------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          88,605,390
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     88,605,390

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   88,605,390

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  59.0%

----------------- -------------------------------------------------------------- -------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- -------------------------------------------------




                                       5

----------------------------------------------------------------                 -------------------------------------------------
CUSIP No. 697933-10-9                                                  13D                              Page 6
----------------------------------------------------------------                 -------------------------------------------------

--------------- ------------------------------------------------ -----------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications Satellite Services, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3881942
--------------- ------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                          (B) [ ]
--------------- ------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- -------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- ------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
--------------- ---------------------------------------------------------------- -------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          17,729,545
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     17,729,545

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   17,729,545

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.8%

----------------- -------------------------------------------------------------- -------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- -------------------------------------------------


                     This Amendment No. 7 amends the Schedule 13D dated May 27, 1997, as amended in certain respects by Amendments Nos. 1 through 6 thereto, and is filed by General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes"), Hughes Communications, Inc. ("HCI"), Hughes Communications Galaxy, Inc. ("HCG") and Hughes Communications Satellite Services, Inc. ("HCSS", and, collectively with GM, Hughes, HCI and HCG, the "Reporting Persons") with respect to the shares of common stock, par value $.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company").

                     The responses to Item 2 (Identity and Background), Item 4 (Purpose of Transaction), Item 5 (Interest in Securities of the Issuer), and
Item 7 (Material to be filed as Exhibits) are hereby amended as follows:

Item 2:              Identity and Background.

                     This statement is being filed jointly by GM, Hughes, HCI, HCG and HCSS. Hughes is a Delaware corporation. The address of each of Hughes', HCI's, HCG's and HCSS' principal office is 2250 E. Imperial Highway, El Segundo, California 90245. The names, business addresses, principal businesses and citizenship of the directors and executive officers of each of Hughes, HCI, HCG and HCSS are set forth on Schedule I hereto and incorporated by reference herein. The principal businesses of Hughes are providing digital television entertainment, broadband satellite networks and services and video and data broadcasting.

                     As previously disclosed in Schedule 13D, HCG and HCSS are wholly-owned subsidiaries of HCI. HCI is a wholly-owned subsidiary of Hughes Telecommunications & Space Company ("HTS"); and HTS is a wholly-owned subsidiary of Hughes.

                     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining such future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.              Purpose of Transaction.

                     As previously reported in Schedule 13D, Hughes, The News Corporation Limited and GM entered into a Stock Purchase Agreement, dated as of April 9, 2003, as amended (the "Stock Purchase Agreement"). In connection with the Stock Purchase Agreement, Hughes and GM entered into a Separation Agreement, dated as of April 9, 2003 (the "Separation Agreement"), which provided for the split-off of Hughes from GM. The transactions contemplated by the Stock Purchase Agreement and the Separation Agreement were consummated on December 22, 2003, and Hughes has been split off from GM. Consequently, Hughes is no longer a wholly-owned subsidiary of GM and, as a result, GM is no longer the beneficial owner of any shares of Common Stock of the Company.

                     None of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, as part of its strategic planning, management of Hughes from time to time examines its investment in the Company. Depending on general market and economic conditions affecting the Company, Hughes' views of the prospects for the Company, the price at which shares of the Company could be acquired or sold and other relevant factors, HCI, HCG, HCSS or their respective affiliates from time to time may seek to acquire additional shares of Common Stock, or dispose of shares of Common Stock, in open market transactions, private transactions or otherwise.

Item 5:              Interest in Securities of the Issuer.

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 7 are incorporated herein by reference. As of December 31, 2003, the Reporting Persons beneficially owned the number of shares of Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (based on 150,103,784 shares of Common Stock outstanding as of November 3, 2003).

-------------------------------------------- ----------------------------------------- -----------------------------------------
Person                                       Number of Shares                          Percent of Class
-------------------------------------------- ----------------------------------------- -----------------------------------------
Hughes Electronics Corporation               120,812,175                               80.5%
-------------------------------------------- ----------------------------------------- -----------------------------------------
Hughes Communications, Inc.                  14,477,240                                9.6%
-------------------------------------------- ----------------------------------------- -----------------------------------------
Hughes Communications Galaxy, Inc.           88,605,390                                59.0%
-------------------------------------------- ----------------------------------------- -----------------------------------------
Hughes Communications Satellite Services,    17,729,545                                11.8%
Inc.
-------------------------------------------- ----------------------------------------- -----------------------------------------

                     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 7 and (ii) Item 5(a) hereof are incorporated herein by reference. Hughes acting through HTS, indirectly has power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock. As a result, Hughes may be deemed to beneficially own the shares of Common Stock directly owned by HCI, HCG and HCSS.

                     (c) Not Applicable.

                     (d) Except as stated in this Item 5, to the best of the knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

                     (e) Not Applicable.

Item 7.              Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of January 8, 2004, by and among General Motors Corporation, Hughes Electronics Corporation, Hughes Communications, Inc., Hughes Communications Galaxy, Inc., and Hughes Communications Satellite Services, Inc.

Exhibit 2 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 25, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4, Registration No. 333-105851, of Hughes Electronics Corporation, filed on June 5, 2003).

Exhibit 3 Amendment No. 2 to the Stock Purchase Agreement, dated as of August 20, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation (incorporated by reference to Exhibit 2.7 to Amendment No. 2 to the Registration Statement on Form S-4, Registration No. 333-105851, of Hughes Electronics Corporation, filed on August 21, 2003 ("Amendment No. 2 to the S-4")).

Exhibit 4 Letter Agreement, dated as of August 15, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited, GMH Merger Sub, Inc. and General Motors Corporation (incorporated by reference to Exhibit 2.6 to Amendment No. 2 to the S-4).

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         GENERAL MOTORS CORPORATION

                         By: /s/ Warren G. Andersen
                             -----------------------------------------------
                         Name:  Warren G. Andersen
                         Title: Assistant General Counsel


                         HUGHES ELECTRONICS CORPORATION

                         By: /s/ Patrick T. Doyle
                             -----------------------------------------------
                         Name:  Patrick T. Doyle
                         Title: Vice President, Treasurer and Controller


                         HUGHES COMMUNICATIONS, INC.

                         By: /s/ Patrick T. Doyle
                             -----------------------------------------------
                         Name:  Patrick T. Doyle
                         Title: Senior Vice President, Treasurer and Controller


                         HUGHES COMMUNICATIONS GALAXY, INC.

                         By: /s/ Patrick T. Doyle
                             -----------------------------------------------
                         Name:  Patrick T. Doyle
                         Title: Senior Vice President, Treasurer and Controller


                         HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.

                         By: /s/ Patrick T. Doyle
                             -----------------------------------------------
                         Name:  Patrick T. Doyle
                         Title: Senior Vice President, Treasurer and Controller


Date: January 8, 2004

                                   Schedule I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         HUGHES ELECTRONICS CORPORATION
                         ------------------------------


The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Electronics Corporation ("Hughes") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.

                                                                                         Principal Occupation, If Other Than
Name and Business Address                      Position With Hughes                      As An Executive Officer of Hughes
-------------------------                      --------------------                      ---------------------------------
K. Rupert Murdoch                              Director and Chairman                     Chairman and Chief Executive,
The News Corporation Limited                                                             The News Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY 10036

Neil R. Austrian                               Director                                  Private Investor

Ralph F. Boyd, Jr.                             Director                                  Partner, Alston & Bird LLP
Alston & Bird LLP
601 Pennsylvania Ave., N.W.
Washington, DC  20004-2601

Chase Carey                                    Director, President and Chief Executive
                                               Officer

Peter Chernin                                  Director                                  President and Chief Operating Officer,
The News Corporation Limited                                                             The News Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY  10036

James M. Cornelius                             Director                                  Chairman, Guidant Corporation
Guidant Corporation
111 Monument Circle
Indianapolis, IN  46204-5129

David F. DeVoe                                 Director                                  Chief Financial Officer,
The News Corporation Limited                                                             The News Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY  10036

Eddy W. Hartenstein                            Director and Vice Chairman

Charles R. Lee                                 Director                                  Chairman, Verizon Communications
Verizon Communications
375 Park Avenue, Suite 2405
New York, NY  10152


                                       11

                                                                                         Principal Occupation, If Other Than
Name and Business Address                      Position With Hughes                      As An Executive Officer of Hughes
-------------------------                      --------------------                      ---------------------------------

Peter A. Lund                                  Director                                  Chairman, EOS International, Inc.
888 7th Avenue, 13th Floor
New York, NY  10106

John L. Thornton                               Director                                  Consultant, Goldman Sachs
375 Park Avenue, Suite 1002
New York, NY  10152

Bruce Churchill                                Senior Vice President
HEC Services Company
1211 Avenue of Americas, 8th Fl.
New York, NY  10036

Patrick T. Doyle                               Vice President, Treasurer and Controller

Michael J. Gaines                              Senior Vice President and Chief
                                               Financial Officer

Larry D. Hunter                                Senior Vice President and General
                                               Counsel


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           HUGHES COMMUNICATIONS, INC.
                           ---------------------------

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications, Inc. ("HCI") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.

                                                                                 Principal Occupation, If Other Than
Name and Business Address             Position With HCI                          As An Executive Officer of HCI
-------------------------             -----------------                          ------------------------------
Chase Carey                           Director and President                     President and Chief Executive Officer - Hughes

Eddy Hartenstein                      Vice Chairman                              Vice Chairman - Hughes

Michael J. Gaines                     Senior Vice President and Chief            Senior Vice President and Chief Financial
                                      Financial Officer                          Officer - Hughes

Patrick T. Doyle                      Senior Vice President, Treasurer           Vice President, Treasurer and Controller - Hughes
                                      and Controller

Larry D. Hunter                       Senior Vice President and General          Senior Vice President and General Counsel - Hughes
                                      Counsel

Janet Williamson                      Secretary                                  Corporate Secretary - Hughes


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       HUGHES COMMUNICATIONS GALAXY, INC.
                       ----------------------------------

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications Galaxy, Inc. ("HCG") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.

                                                                                 Principal Occupation, If Other Than
Name and Business Address             Position With HCG                          As An Executive Officer of HCG
-------------------------             -----------------                          ------------------------------
Chase Carey                           Director and President                     President and Chief Executive Officer - Hughes

Eddy Hartenstein                      Vice Chairman                              Vice Chairman - Hughes

Michael J. Gaines                     Senior Vice President and Chief            Senior Vice President and Chief Financial
                                      Financial Officer                          Officer - Hughes

Patrick T. Doyle                      Senior Vice President, Treasurer           Vice President, Treasurer and Controller - Hughes
                                      and Controller

Larry D. Hunter                       Senior Vice President and General          Senior Vice President and General Counsel - Hughes
                                      Counsel

Janet Williamson                      Secretary                                  Corporate Secretary - Hughes




                       DIRECTORS AND EXECUTIVE OFFICERS OF
                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
                 ----------------------------------------------

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications Satellite Services, Inc. ("HCSS") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States.


                                                                                 Principal Occupation, If Other Than
Name and Business Address             Position With HCSS                         As An Executive Officer of HCSS
-------------------------             ------------------                         -------------------------------
Chase Carey                           Director and President                     President and Chief Executive Officer - Hughes

Eddy Hartenstein                      Vice Chairman                              Vice Chairman - Hughes

Michael J. Gaines                     Senior Vice President and Chief            Senior Vice President and Chief Financial
                                      Financial Officer                          Officer - Hughes

Patrick T. Doyle                      Senior Vice President, Treasurer           Vice President, Treasurer and Controller - Hughes
                                      and Controller

Larry D. Hunter                       Senior Vice President and General          Senior Vice President and General Counsel - Hughes
                                      Counsel

Janet Williamson                      Secretary                                  Corporate Secretary - Hughes


                                 EXHIBIT INDEX
                                 -------------


Exhibit 1 Joint Filing Agreement, dated as of January 8, 2004, by and among General Motors Corporation, Hughes Electronics Corporation, Hughes Communications, Inc., Hughes Communications Galaxy, Inc., and Hughes Communications Satellite Services, Inc.

Exhibit 2 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 25, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4, Registration No. 333-105851, of Hughes Electronics Corporation, filed on June 5, 2003).

Exhibit 3 Amendment No. 2 to the Stock Purchase Agreement, dated as of August 20, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation (incorporated by reference to Exhibit 2.7 to Amendment No. 2 to the Registration Statement on Form S-4, Registration No. 333-105851, of Hughes Electronics Corporation, filed on August 21, 2003 ("Amendment No. 2 to the S-4")).

Exhibit 4 Letter Agreement, dated as of August 15, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited, GMH Merger Sub, Inc. and General Motors Corporation (incorporated by reference to Exhibit 2.6 to Amendment No. 2 to the S-4).